UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2001

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Full title of the Plan)

NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

10 Lafayette Square, Buffalo, New York 14203
(Address of principal executive office)

REQUIRED INFORMATION

  Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

  See accompanying Index on page 2.

  Signature

  Exhibit
Exhibit Number	Description of Exhibit
(1)	Consent of Independent Accountants

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2001 AND 2000

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                                      Page
                                                                      Number
                                                                      ------

Report of Independent Accountants                                        1

Financial Statements:

  Statement of Net Assets Available for Plan
  Benefits at December 31, 2001                                          2

  Statement of Net Assets Available for Plan
  Benefits at December 31, 2000                                          3

  Statement of Changes in Net Assets Available
  for Plan Benefits for the Year Ended
  December 31, 2001 with Comparative
  Totals for the Year Ended December 31, 2000                            4

  Notes to Financial Statements                                        5 - 8

Supplemental Schedules:

  Schedule of Assets Held for Investment
  at December 31, 2001                                                   9

  Schedule of Reportable Transactions
  for the year ended December 31, 2001                                  10

Report of Independent Accountants

To the Participants and
Plan Administrator of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees

We have audited the accompanying statements of net assets available for plan benefits of National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FREED MAXICK & BATTAGLIA, CPA's, P.C.

June 14, 2002
Buffalo, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2001

                                             Employer            Participant              Total
                                             Directed              Directed           December 31,
                                            Investments          Investments              2001
                                       -----------------------------------------------------------------

Investments at market value:

   National Fuel Gas Company Common
     Stock Funds                                 $46,897,184         $19,943,014      $66,840,198

   Vanguard 500 Index Fund                                 -          36,925,897       36,925,897

   Vanguard Retirement Savings Trust                       -           8,482,851        8,482,851

   Vanguard Total Bond Market Index
     Fund                                                  -           5,451,636        5,451,636

   Vanguard Prime Money Market Fund                        -           5,257,373        5,257,373

   Vanguard European Stock Index Fund                      -           3,726,346        3,726,346

   Vanguard Extended Market Index
     Fund                                                  -           2,271,229        2,271,229

   Vanguard Pacific Stock Index Fund                       -           1,230,404        1,230,404

   Participant Loan Account                                -           2,755,576        2,755,576
                                       -----------------------------------------------------------

                                                  46,897,184          86,044,326      132,941,510

Receivables:
   Employer Contributions                            210,414                   -          210,414

   Participant Contributions                               -             334,057          334,057
                                       -----------------------------------------------------------

Net Assets Available for Plan
Benefits                                         $47,107,598         $86,378,383     $133,485,981
                                       ===========================================================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2000

                                             Employer            Participant              Total
                                             Directed              Directed           December 31,
                                            Investments          Investments              2000
                                       -----------------------------------------------------------------

Investments at market value:

   National Fuel Gas Company Common
     Stock Funds                                 $58,295,002         $24,962,763      $83,257,765

   Vanguard 500 Index Fund                                 -          40,982,100       40,982,100

   Vanguard Retirement Savings Trust                       -           8,622,727        8,622,727

   Vanguard Prime Money Market Fund                        -           4,780,018        4,780,018

   Vanguard European Stock Index Fund                      -           4,776,349        4,776,349

   Vanguard Total Bond Market Index
     Fund                                                  -           4,731,141        4,731,141

   Vanguard Extended Market Index
     Fund                                                  -           2,153,676        2,153,676

   Vanguard Pacific Stock Index Fund                       -           1,658,540        1,658,540

   Participant Loan Account                                -           3,089,276        3,089,276
                                       -----------------------------------------------------------

                                                  58,295,002          95,756,590      154,051,592

Receivables:
   Employer Contributions                            199,975                   -          199,975

   Participant Contributions                               -             359,843          359,843
                                       -----------------------------------------------------------

Net Assets Available for Plan
Benefits                                         $58,494,977         $96,116,433     $154,611,410
                                       ===========================================================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001 (WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 2000)

                                                                                    Total all Investments Combined
                                             Employer            Participant     ------------------------------------
                                             Directed              Directed                  December 31,
                                            Investments          Investments           2001              2000
                                       -------------------------------------------------------------------------------

Investment Income From National Fuel
Gas Company Common Stock Funds                    $1,797,351            $771,403       $2,568,754        $2,429,267

Interest Income                                            -             747,258          747,258           748,517

Investment Income from Mutual Funds                        -           1,138,621        1,138,621         1,410,494
                                       -----------------------------------------------------------------------------

     Total Investment Income                       1,797,351           2,657,282        4,454,633         4,588,278

Net Appreciation (Depreciation) in
Fair Value of Investments                        (12,347,596)        (12,361,382)     (24,708,978)       15,188,026

Employer Matching Contributions                    2,516,069                   -        2,516,069         2,425,212

Participant Contributions                                  -           5,441,784        5,441,784         5,470,422

Participant Purchase and Loan Fees                         -              (4,920)          (4,920)          (10,212)

Rollovers and Other Individual
Transfers In                                          37,780             164,199          201,979           117,286

Payments to Participants or
Beneficiaries                                     (3,395,938)         (5,630,058)      (9,025,996)       (6,753,713)

Transfers (to)/from Associated Funds                   4,955              (4,955)               -                 -
                                       -----------------------------------------------------------------------------

Increase (Decrease) in Net Assets
Available for Plan Benefits                      (11,387,379)         (9,738,050)     (21,125,429)       21,025,299

Net Assets Available for Plan
Benefits:
     Beginning of Year                            58,494,977          96,116,433      154,611,410       133,586,111
                                       -----------------------------------------------------------------------------

     End of Year                                 $47,107,598         $86,378,383     $133,485,981      $154,611,410
                                       =============================================================================

The accompanying notes are an integral part of these financial statements

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

     General:

      The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to the Employee Retirement Income Security Act of 1974, as amended.

     Eligibility and Participation:

      Originally, the Plan was established for the benefit of professional, administrative or executive (i.e. salaried) employees of National Fuel Gas Company and its subsidiaries ("Company"). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. New employees must complete 1,000 hours of employment and have attained age 21 in order to become eligible to participate. There are four groups of non-union employees who are eligible to participate in the Plan. Participant and employer contributions vary by group.

     Contributions:

      Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 21%, depending on participant group. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. In addition, the Company makes an employer matching contribution that ranges from 1% to 6% of the participant's base salary, depending on their participant group, years of service and rate of salary reduction contributions.

      "Base salary" is defined in the Plan generally to mean a participant's base annual salary for a payroll period. An individual participant's salary reduction contributions to the Plan are subject to ceilings imposed by the Tax Reform Act of 1986. However, Company matching contributions are not subject to such ceilings. The ceiling is $10,500 for 2001 and $11,000 for 2002.

      Participants' accounts, including all salary reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable.

     Employer Matching Contributions:

      Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company ("National Stock Fund B"). This fund also maintains a small cash position in Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his interest in this fund. Participants may not redirect their interests in this fund into any other fund.

     Withdrawals, Loans and Distributions:

      Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

     Participant Accounts:

      Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

     Administration:

      National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company's Board of Directors exercises National Fuel Gas Company's duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company ("Vanguard").

      Although it has not expressed any intent to do so, National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting and Valuation:

      The accounts of the Plan are maintained on the accrual basis. National Stock Funds A (participant directed) and B (non-participant directed) are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Shareholders of National Fuel Gas Company stock have the right to give voting instructions to the Trustee with respect to the number of shares of Common Stock of National Fuel Gas Company, that are held on their behalf. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Retirement Savings Trust are carried at net asset value at year-end. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in investment income.

      A two-for-one stock split of National Fuel Gas Company stock occurred on September 7, 2001. The record date for the stock split was August 24, 2001. All share amounts have been adjusted to reflect the two-for-one stock split.

      The market volatility of equity-based investments is expected to substantially impact the value of such investments at any given time. It is possible that the value of the Plan's investments both in total and in individual participant accounts, has declined since December 31, 2001.

     Use of Estimates:

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Administrative expenses:

      Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $19,543 and $19,403, respectively, for services rendered in connection with the Plan and Trust for the years ended December 31, 2001 and December 31, 2000. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

NOTE 3 - INCOME TAXES

      The Internal Revenue Service has determined in a letter dated December 14, 1995 that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 4 - PARTIES-IN-INTEREST

      The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 5 – INVESTMENTS

      As of December 31, 2001 and 2000, the following investments comprised more than 5% of Plan assets:

                                                                     2001             2000
                                                                     ----             ----

         National Fuel Gas Company Common
                  Stock Fund A                                  $19,943,014       $24,962,763
         National Fuel Gas Company Common
                  Stock Fund B (Non-Participant Directed)         46,897,184        58,295,002
         Vanguard 500 Index Fund                                  36,925,897        40,982,100
         Vanguard Retirement Savings Trust                         8,482,851         8,622,727

      The net appreciation (depreciation) in fair value of investments for the years ended December 31, 2001 and 2000 are as follows:

                                                                        For the Year Ended
                                                                          December 31,
                                                                     2001               2000
                                                                     ----               ----

         National Fuel Gas Company Common
                  Stock Fund A                                  $  (5,225,235)         $6,670,239
         National Fuel Gas Company Common
                  Stock Fund B (Non-Participant Directed)         (12,347,596)         14,872,921
         Vanguard 500 Index Fund                                   (5,457,284)         (4,626,302)
         Vanguard Extended Market Index Fund                         (312,123)           (770,481)
         Vanguard Pacific Stock Index Fund                           (441,520)           (631,192)
         Vanguard European Stock Index Fund                        (1,005,175)           (507,216)
         Vanguard Total Bond Market Index Fund                         79,955             180,057
                                                                   ----------          ----------
                                                                 $(24,708,978)        $15,188,026
                                                                   ==========          ==========

SCHEDULE I

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES

SCHEDULE OF ASSETS HELD FOR INVESTMENT

DECEMBER 31, 2001

                                             (c) Description of Investment
        (b) Identity of Issue,                   Including Maturity Date, Rate
             Borrower, Lessor                    of Interest, Collateral, Par                                (e) Current
(a)          or Similar Party                    or Maturity Value                            (d) Cost            Value
---     -----------------------             ----------------------------------------          --------       ------------

*       National Fuel Gas Company
         Common Stock Funds:
           National Fuel Gas Company        Stock Fund A (1,130,556 units)                                     $19,943,014
           National Fuel Gas Company        Stock Fund B (2,658,571 units)                   $ 33,039,790       46,897,184
                                                                                                                ----------
                                            Total National Fuel Gas Company
                                              Common Stock Funds                                                66,840,198
                                                                                                                ----------
        Mutual Funds:
*          Vanguard Group of                500 Index Fund
             Investment Companies             (348,719 units)                                                   36,925,897

*          Vanguard Group of                Total Bond Market Index Fund
             Investment Companies             (537,637 units)                                                    5,451,636

*          Vanguard Group of                Prime Money Market Fund
             Investment Companies             (5,257,373 units)                                                  5,257,373

*          Vanguard Group of                European Stock Index Fund
             Investment Companies             (184,017 units)                                                    3,726,346

           Vanguard Group of                Extended Market Index Fund
             Investment Companies             (98,364 units)                                                     2,271,229

*          Vanguard Group of                Pacific Stock Index Fund
             Investment Companies             (187,562 units)                                                    1,230,404
                                                                                                                ----------
                                            Total Vanguard Mutual Funds                                54,862,885
                                                                                                                ----------
Common/Collective Trust (1):
*          Vanguard Group of                Retirement Savings Trust
             Investment Companies             (8,482,851 units)                                                  8,482,851

*       National Fuel Gas Company
           Tax-Deferred Savings Plan        Participant Loan Account                                             2,755,576
                                                                                                                ----------
                                                  TOTAL ASSETS HELD FOR INVESTMENT                   $132,941,510
                                                                                                                ==========
*    Denotes known party-in-interest to the Plan.

(1)   The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard
      Fiduciary Trust Company. The entity's tax identification number is 23-2186884.

                                                                                                        SCHEDULE II
                                             NATIONAL FUEL GAS COMPANY
                                 TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                                        SCHEDULE OF REPORTABLE TRANSACTIONS
                                       FOR THE YEAR ENDED DECEMBER 31, 2001

                           (b) Description of
                               Asset (include                                                                                         (h) Current Value
                               Interest Rate                                                        (f) Expense                           of Asset on
(a) Identity of                and Maturity    (c) Purchase     (d) Selling       (e) Lease             Incurred with (g) Cost of         Transaction    (i) Net Gain
    Party Involved             in Case of          Price            Price             Rental            Transaction        Asset          Date               or (Loss)
                               Loan)
 ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Purchase Transactions

National Fuel Gas
Company                    Stock Fund B         $4,346,646       $        -       $       -         $          -      $        -        $ 4,346,646         $        -

Sale Transactions

National Fuel Gas
Company                    Stock Fund B                  -        3,396,867               -                    -        2,176,944         3,396,867          1,219,923

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Name of Plan)

By /s/ Joseph P. Pawlowski
Joseph P. Pawlowski
Treasurer and Principal Accounting
Officer of National Fuel Gas Company,
Member of the Tax-Deferred Savings
Plan Committee
Date: June 27, 2002

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
(1)	Consent of Independent Accountants